Filed by Mesa Air Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rules 14a-12 and 14d-2 of the Securities Exchange Act of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc.
Commission File No: 0-21976

The following slides will be used by Mesa Air Group, Inc., in connection with certain presentations to investors:



Mesa Air Group and Atlantic Coast Airlines

Creating the Leading Regional Airline

October 7, 2003



Forward Looking Statement

This presentation contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although Mesa Air Group (the company) believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.



Why We Are Here Today

- ACA has an attractive franchise providing regional aircraft service to United and Delta

- ACA intends to abandon its successful regional airline model in favor of recreating itself as a low fare carrier

- Mesa, after completing the merger, aims to reaffirm ACA's commitment to long-term code share relationships with major airlines serving hub networks

- Both sets of shareholders will benefit from consistent earnings growth derived through the continuation of Mesa and ACA's core businesses

- New combined entity will become the leading regional airline



A Focus on Core Business Creates Value

Stock Price Performance Since March 1, 2003

7/2/03: ACA announces failure to reach agreement with United

7/28/03: ACA announces change of strategy

MESA +235%

ACA +43%

Source: Factset as of October 3, 2003. Daily closing prices.



An Attractive Opportunity for ACA Shareholders

- 0.90 Mesa shares for each share of ACA. Represents $11.30 per share as of October 3, 2003

- All stock proposal to ACA and its shareholders

- Tax free to ACA shareholders

- Shareholders of each company will own roughly 50% of the combined company

- 25% premium over October 3, 2003 closing stock price

- 35% premium over the average closing price of ACA since July 28 [1]

- Receive shares in a fast-growing company committed to the regional carrier business

- ACA shareholders will share in the upside of the combined companies' renewed focus on revenue guarantee relationships

- Lower risk and diversification of partnerships for ACA shareholders

(1) July 28, 2003, day of ACA change of strategy announcement; closing price $8.09; average price through October 3rd, 2003 $8.32.



Attractively Priced Transaction for Both Sets of Shareholders

(US Dollars in Millions)

	Mesa	ACA
Share Price (10/3/03)	$12.55	$ 9.02
At 0.9x exchange ratio	--	$11.30
Premium to Current Price	--	25%
2004E Revenue [1]	$975	$900
2004E Operating Income [1]	$68 - $88	$63 - $81
Margin	7% - 9%	7% - 9%
2004E EPS [1]	$1.00 - $1.20	$0.95 - $1.05
2004E P/E Multiple	10.5x – 12.6x	10.8x – 11.9x

Attractive All Stock Transaction

[1]   2004 estimates based on Wall Street research. Mesa estimates adjusted for incremental US & UAL regional jets. ACA estimates based
       on Wall Street research preceding announcement of change in corporate strategy.



Creating the Leading Regional Airline
Well Positioned for Continued Growth

- Reinforces the combined companies' position as a leading code share partner to United, US Airways, Delta and America West

- Forms the number one independent regional carrier in the US

  – 300 aircraft serving 1,800 daily departures

  – Full geographic coverage of US, serving 250 destinations

  – A team of over 8,000 employees

- Combination will form a more attractive partner committed to our core business model



Creating the Leading Regional Airline
Well Positioned for Continued Growth

(US Dollars in Millions)

	Mesa	ACA	Pro Forma Combined
2004E Revenue (1)	$975	$900	$1,875
2004E Operating Income (2)	$78	$72	$150
Regional Jets	97	118	215
Turboprops	54	28	82
Total	151	146	297

	FY '04 % Revenue		FY '03 % Revenue		% Revenue (3)	
Primary Customers	America West	35%	Delta	20%	America West	18%
	United	15%	United	80%	Delta	10%
	US Airways	50%			United	46%
					US Airways	26%

(1) 2004E Revenue based on Wall Street research estimates and incremental US and UAL regional jets for Mesa.
(2) Based on midpoint operating margin of 8%; based on Wall Street research, adjusted for incremental US and UAL regional jets for Mesa.
(3)% Revenue on a Pro Forma combined basis is calculated as a weighted average using 2004E Revenue and 2003E Revenue for Mesa and ACA, respectively.



Meaningful Synergy Potential
Mesa: The Lowest Cost Regional Operator

Cost per ASM (cents)

Potential
Synergy

$215mm [2]
annualized

17.2 ¢

Potential
Synergy

$74mm [1]

15.5 ¢

15.5 ¢

Potential Synergy
@15.5¢

$137mm [2]
annualized

13.8 ¢

12.4 ¢

19 ¢
18
17
16
15
14
13
12

2002

2003 First 6 months

■ Mesa   ■ ACA

(1) Based on ACA's 4.345 billion ASMs for fiscal 2002 as reported in their Form 10-K dated December 31, 2002.
(2) Based on ACA's 2.236 billion ASMs for the first six months of fiscal 2003 as reported in their Form 10-Q dated June 30, 2003.



Meaningful Synergy Potential
Substantial Incremental Accretion to
Both Mesa <u>and</u> ACA Shareholders

- Increased operational efficiency, flexibility and rationalization

- Ability to provide lower cost to strategic partners and garner additional business

- Synergies lead to enhanced value for both shareholders:

Illustrative Pretax Synergies (mm)	2004 EPS Impact [1]	% of Combined 2004 Revenue	% of Mesa 2004 EPS
$10	$0.07	0.5 %	6%
$20	$ 0.14	1.1 %	13%
$30	$ 0.21	1.6 %	19%
$40	$0.29	2.1%	26%

(1) Assumes 84 million diluted pro forma shares outstanding and an illustrative 40% tax rate.



Combination is Well Capitalized for Future Growth

June 2003 Pro Forma Balance Sheet (100% Stock at 0.90x)

(US Dollars in Millions)

	Mesa	ACA	Pro Forma Combined
Cash and Equivalents	$154	$221	$375 [1]
Total Debt	211	118	329
Capitalized Operating Leases [2]	764	935	1,699
Adj. Total Debt	975	1,053	2,028
Shareholders Equity	105	324	620 [3]
Market Value of Equity [4]	415	515	930
Adj. Net Debt / LTM EBITDAR [5]	5.3x	3.3x	4.1x
Adj. Net Debt / Adj. Total Cap.	76%	60%	62%
Adj. Net Debt / Adj. Market Cap. [6]	59%	53%	56%

(1) Excludes transaction expenses.
(2) Based on 7x 2002A rent expense.
(3) Includes impact of purchase accounting for the acquisition.
(4) As of October 3, 2003.
(5) LTM EBITDAR is $154 million and $251 million for Mesa and ACA, respectively.
(6) Represents market value of equity plus net book value of debt.



Mesa: A Rapidly Growing Regional Airline
Revenues

■ **First Call consensus**　　　　■ **US and UAL incremental RJs**



With Consistent Earnings Growth Record

Earnings



■ First Call consensus ■ US and UAL incremental RJs

Note: excludes non-recurring items



Committed to Future Regional Jet Growth





RJ Fleet			
50 seat	75	99	99
70 seat	15	15	20
90 seat	6	30	38
Total	96	144	157

RJ Fleet			
50 seat	75	99	99
70 seat	15	34	45
90 seat	6	30	38
Total	96	163	182

Note: excludes additional US CRJ-700s

Note: includes additional US CRJ-700s



Regional Carriers – Consistent, Stable Margins Through Revenue Guarantee Agreements

Note: 2003 is for the respective periods ending June 30, 2003



Mesa Has a Proven Track Record

Current management took control of Mesa in late 1997 after the airline had lost its contract with United (approximately 50% of sales), had received contract termination notification from America West (approximately 20% of sales) and had less than six weeks of operating cash on hand. The new management team has successfully revitalized the company and in the process has:

- Delivered consistent profitability – 19 out of 20 profitable quarters

- Increased revenue diversity – partnerships with United, US Airways, America West, and Midwest Express

- Established cost discipline – turning Mesa into the lowest cost producer in the industry

- Restructured the company's fleet – added 95 regional jets and eliminated over 125 turboprops

- Strengthened the balance sheet and improved liquidity – $170 million in cash; reduced debt by $125 million

- Fostered excellent labor and customer relations – new 4.5 year pilot contract; extended flight attendant contract

Mesa has the platform and experience to integrate ACA effectively and efficiently



Summary and Next Steps

- The merger represents a significant opportunity for both Mesa and ACA shareholders

- Mesa welcomes a dialogue with ACA's management, board, shareholders and all other stakeholders to reach a friendly agreement

- If ACA chooses not to enter into a dialogue, we are prepared to pursue this on an unsolicited basis and take our offer directly to ACA shareholders

Additional Information and Where to Find It

More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. **Investors and security holders are urged to carefully read the relevant documents regarding the proposed transactions that will be filed with the SEC because they will contain important information**. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in Solicitation

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa have any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.